UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Limited (the "Company"), dated May 28, 2015, announcing the Company's financial results for the first quarter ended March 31, 2015.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-197210) and its Registration Statement on Form F-3 (File No. 333-203035).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: May 29, 2015	Name: Birgitte Ringstad Vartdal
Title: Chief Financial Officer

EXHIBIT 1

Interim financial information
Golden Ocean Group Limited
(formerly Knightsbridge Shipping Limited)

First quarter 2015
May 28, 2015

Highlights

In this report, the Company is defined as Knightsbridge Shipping Limited prior to the Merger on 31 March 2015, and the combined company, renamed to Golden Ocean Group Limited, following the Merger with the Former Golden Ocean.
•	Knightsbridge completed the merger with the Former Golden Ocean on March 31, 2015 and was renamed Golden Ocean Group Limited.
•	The Company reports a net loss of $15.3 million and a loss per share of $0.18, excluding vessel impairment loss and bargain purchase gain, for the first quarter of 2015
•	The Company reports a net loss of $75.3 million and a loss per share of $0.88 for the first quarter of 2015.
•	The Company reports EBITDA of $(3.6) million and EBITDA per share of $(0.04) for the first quarter of 2015.
•	The Company took delivery of five Capesize newbuildings in the first quarter.
•	In January 2015, the Company entered into an index-linked, long term time charter contract for chartering out a total of 15 Capesizes.
•	In February 2015, the Company entered into a $425.0 million secured post-delivery term loan facility to part finance 14 newbuilding vessels.
•	In March 2015, the Company completed the previously announced acquisition of 12 newbuilding contracts from Frontline 2012.
•	In April 2015, the Company received $40.1 million in relation to the cancellation of newbuilding contracts at Jinhaiwan.
•	In April 2015, the Company agreed to the sale of two vessels, which were acquired as a result of the Merger.
•	In April 2015, the Company agreed to the sale of four newbuilding Capesize vessels, which were owned by the Company prior to the completion of the Merger.
•	In April 2015, the Company agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels.
•	In April 2015, the Company agreed to postpone delivery of several of its newbuilding contracts by 79 months in aggregate.
•	In May 2015, the Company took delivery of one Supramax newbuilding.
Merger with Golden Ocean
On October 7, 2014, the Company (formerly Knightsbridge Shipping Limited) and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Merger was approved by the shareholders of the Former Golden Ocean and the Company in separate special general meetings, which were held on March 26, 2015. At the special general meeting of the shareholders of the Company, the Amended and Restated Bye-laws of the Company were adopted and it was also agreed that the name of the Company be changed to Golden Ocean Group Limited immediately after the effective time of the Merger.

The Merger was completed on March 31, 2015, at which time the Company acquired 100% of the Former Golden Ocean's outstanding shares and the name of the Company was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received shares in the Company as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 shares in the Company, and the Company issued a total of 61.5 million shares (gross) to shareholders in the Former Golden Ocean as merger consideration. Prior to completion of the Merger, the Company had 111,231,678 common shares outstanding.

Following completion of the Merger, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), the Company has 172,675,637 common shares outstanding. Trading in the Company's shares commenced on the Oslo Stock Exchange on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, the Company's shares traded on the Oslo Stock Exchange under the ticker code "GOGL". The Company's common shares began trading under our new name and ticker symbol "GOGL" on the Nasdaq Global Select Market on April 1, 2015.

The results for the three months ended March 31, 2015 (and comparatives for the three months ended March 31, 2014 and full year 2014) are those of the former Knightsbridge Shipping Limited while the balance sheet at March 31, 2015 includes the asset and liabilities of the Former Golden Ocean (based on a preliminary assessment of the fair values of such assets and liabilities) and thereby reflects the Merger, which was completed on that date. The balance sheets at March 31, 2014 and December 31, 2014 are those of the former Knightsbridge Shipping Limited.

First Quarter 2015 Results
The Company reports a net loss of $15.3 million and a loss per share of $0.18 for the first quarter, excluding a vessel impairment loss of $141.0 million and preliminary bargain purchase gain of $80.9 million, compared with net income of $5.2 million and earnings per share of $0.06 for the preceding quarter. Net income in the preceding quarter includes $6.4 million in respect of cash received in the fourth quarter as final settlement for a claim for damages and unpaid charter hire. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the first quarter was $3,100 compared with $13,200 in the preceding quarter. The earnings in the first quarter were hit by idle vessels and vessels being delivered from yard with expensive bunkers and start-up costs.

The Company has recorded a vessel impairment loss of $141.0 million in the three months ended March 31, 2015. This impairment loss relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which the Company in April 2015 has agreed to sell to, and lease back, from Ship Finance. (See Fleet Development below). The impairment loss represents the amount by which the carrying value of the vessels exceeded the sales price.

The fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed is based on a preliminary estimate of fair values and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, the Company recognized a bargain purchase gain of $80.9 million in the income statement in the three months ended March 31, 2015.

The Merger has not had an impact on the results of operations in the three months ended March 31, 2015, except for the bargain purchase gain, as it was completed at the end of the quarter. Consequently, the results of the Former Golden Ocean for the first quarter are not reported but the asset and liabilities are included in the balance sheet at quarter end (based on a preliminary assessment of the fair values of such assets and liabilities).

Cash and cash equivalents increased by $143.1 million in the first quarter. Cash of $128.0 million was acquired upon completion of the Merger and the Company acquired $108.6 million in connection with the acquisition of 12 SPCs from Frontline 2012 Ltd, or Frontline 2012. Cash of $6.2 million was absorbed by operations, the Company paid $222.6 million in respect of its newbuilding program, increased bank borrowings by $141.8 million (net of debt fees paid) and increased its restricted cash balance by $6.5 million.

Fleet development
In January 2015, the Company took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014. Final installments of $153.0 million, in aggregate, were paid at this time and four tranches of $30.0 million each, or $120.0 million in aggregate, were drawn down from the $420.0 million term loan facility.

In January 2015, the Company entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. Five vessels have subsequently been delivered to RWE and the remaining vessels are expected to be delivered over the next twelve months.

In March 2015, the Company purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

In March 2015, the Company took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

In April 2015, the Company agreed to the sale of two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. Channel Navigator was delivered in May and Channel Alliance is expected to be delivered to the buyer by the end of June 2015. Net cash proceeds are expected to be $16.8 million from which we will repay debt of $14.3 million.

In April 2015, the Company agreed to the sale of four newbuilding Capesize vessels, which were owned by the Company prior to the completion of the Merger and are currently under construction at a Chinese yard. The Company will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to the Company (two in 2015 and two in 2016). The Company will time charter-in three of the vessels for periods between six and twelve months. Sale proceeds of $92.4 million are expected to be received in 2015 and in 2016 ($184.8 million in aggregate). We do not expect to fund these newbuilding vessels with any debt prior to delivery to the new owners.

In April 2015, the Company agreed to a sale and leaseback transaction with Ship Finance International Limited, or Ship Finance, for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by the Company prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and will be sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $192.8 million of the sale proceeds will be used to repay debt. The vessels are expected to be delivered to Ship Finance in the period from June to August 2015, subject to customary closing conditions. The vessels will be time chartered-in by one of the Company's subsidiaries for a period of 10 years. The daily time charter rate will be $17,600 during the first seven years and $14,900 thereafter, of which $7,000 is for operating expenses (including docking costs). In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

In May 2015, the Company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.

In May 2015, the Company has not declared the optional period on Golden Sakura and expects to redeliver the vessel to her owners during June 2015.

Newbuilding program
As of March 31, 2015, after completion of the Merger, the Company was committed to make newbuilding installments of $935.5 million with expected payment of $490.8 million in 2015 and $444.7 million in 2016. Subsequent to March 31, 2015, we have reached agreements with several of our yards to delay the delivery dates of 19 newbuildings by 79 months in aggregate. These changes resulted in an increase in newbuilding commitments of $1.1 million such that we are committed to make newbuilding installments of $936.6 million with expected payments of $330.7 million, $471.4 million and $134.5 million in 2015, 2016 and 2017, respectively.

Corporate
In January 2015, the Board granted a total of 49,206 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. 12,302 of these were issued to a subsidiary of the Former Golden Ocean and were cancelled upon completion of the Merger. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

On February 5, 2015, an agreement was signed between the Company (as guarantor), various SPCs (as borrowers) and various banks for a $425.0 million senior secured post-delivery term loan facility. The purpose of the loan is to partially finance 14 newbuilding vessels. The loan is divided into 12 tranches of $30.0 million and two tranches of $32.5 million.

In March 2015, the Company issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively. Also in March 2015, the Company issued 31,000,000 shares in connection with the purchase of 12 SPCs from Frontline 2012 and 61,443,959 shares (net) to the shareholders of the Former Golden Ocean in connection with the completion of the Merger.

The Board has decided not to declare a dividend for the first quarter of 2015.

172,675,637 ordinary shares were outstanding as of March 31, 2015, and the weighted average number of shares outstanding for the first quarter was 85,649,792.

The Dry bulk market
The first quarter of 2015 turned out to be a massive disappointment for owners of dry bulk vessels. Only the Supramax segment obtained average earnings covering operating expenses, at $6,434 per day compared to $9,784 per day the previous quarter and $11,631 per day same quarter last year. The Capesize market had lowest earnings with an average at $4,582 per day in the first quarter of 2015, against $14,355 per day in the previous quarter and $16,298 per day in the same quarter last year. Similar numbers for the Panamax segment were $4,815, $8,306 and $10,427 per day, respectively. The utilization of the dry bulk fleet was hovering around 80 per cent during the quarter and clearly shows an overcapacity of dry bulk vessels, which leads to earnings at levels not experienced since the mid 1980's.

The total demand for seagoing dry bulk transportation was 3 per cent lower in first quarter compared to the first quarter last year and 4 per cent lower compared to the last quarter of 2014.

Global economic growth is a key demand driver for all shipping markets. Global economic growth impacts the need for energy and the rate at which we consume goods and services, as well as the pace of urbanisation and infrastructure development. After an average global GDP growth of 3.4 per cent during the last three years, the IMF is expecting global GDP growth to come in at 3.5 per cent this year followed by 3.8 per cent in both 2016 and 2017, which is broadly encouraging. The dry bulk market also benefits from GDP growth in general, but a heavy reliance on Chinese coal and iron ore imports makes this industry more exposed to a single country where visibility at best must be considered as limited.

Chinese steel consumption (observed) was 4.5 per cent lower in the first quarter compared to the same quarter last year. Chinese iron ore imports were 224 million mt the first quarter, which was more or less flat compared to the first quarter of 2014. The substitution effect of low grade and less competitive Chinese domestic iron ore finally came into play at the end of the last quarter and even though some supportive measures have been introduced it is expected that this trend will continue. It is also encouraging to note the draw down of inventories in the major Chinese importing ports the last six weeks (now at a 17 month low). In addition, both steel exports and crude steel production have shown signs of recovery in April.

The main reason for the negative development in the dry bulk market has been the reduction of coal imports to China. During first quarter, the country imported 48.5 million mt which represents a 42 per cent reduction compared to the same quarter of last year. Most forecasters are expecting Chinese coal imports to stabilize at present levels (close to 20 million mt per month). At the same time, Indian coal imports have shown an opposite trend and surpassed China as the biggest global coal importer during the first quarter of 2015 with a total import of 63 million mt.

After the usual high pace of newbuilding deliveries during the month of January, we have witnessed a notable slowdown in the following three months. By the end of April, 18.3 million dwt of new capacity has entered the market while 12 million dwt has been sold for demolition. For the Capesize segment on a stand alone basis, there has been a negative fleet growth in the year to date. A total of 40 vessels have been delivered while 60 vessels have been reported to be sold for scrap. As a consequence of the high scrapping, the average age of Capesize vessels scrapped is on its way down.

The soft freight market continued to put downward pressure on asset values for all vessel classes during the first quarter. According to industry sources, prices fell by 12 to 15 per cent across the board for dry bulk vessels from Supramax and up.

Ordering of new vessel capacity has more or less stopped completely and with the current scrapping activity, most analysts are expecting net fleet growth to approach zero over the next 18 months.

Strategy and Outlook
The Board of Directors is pleased that the Merger between Knightsbridge and the Former Golden Ocean was completed on March 31. The combined company, renamed Golden Ocean Group Limited and listed on both Nasdaq Global Select Market and the Oslo Stock Exchange, will continue its strategy of being an asset heavy, pure dry bulk "play" and strive to keep both administrative and technical costs at competitive levels. Golden Ocean should be in a prime position to be the preferred choice for those investors who want to invest in dry bulk shipping.

Golden Ocean will be one of the leading tonnage providers to the global dry bulk industry. Operational excellence will always remain a focus area to serve our customers best possible.

In April, the Company announced various transactions in order to strengthen its cash position and balance sheet given the challenging market conditions. The Board is satisfied that the Company concluded these transactions which improve the Company's balance sheet in the current market.

The dry bulk market has remained weak so far in the second quarter; consequently the revenues of Golden Ocean are expected to remain low in the second quarter. Future earnings will continue to correlate with the spot market as long as the majority of our fleet is employed in the spot market and on index linked time charter contracts.

The lengthy arbitration process against Jinhaiwan came to an end during April and the Board of Golden Ocean is pleased with the fact that the Company has received full refund for all of the nine contracts, including interest in the amount of $40.5 million.

The dry bulk market, which went from bad to worse during the first four months of the year, finally appears to have some much needed structural changes in the sector. Scrapping has outpaced newbuilding deliveries so far in 2015 both for Capesizes and for vessels smaller than 40,000 dwt. Conversions of dry bulk new buildings to tankers or containers have been achieved wherever possible and negligible numbers of new orders have been placed. In spite of this, it will be challenging for the sector in the coming months, which should lead to opportunities for those companies with stamina and a decent balance sheet. Golden Ocean intends to be at the forefront of a much needed consolidation of the sector.

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 28th, 2015

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 41

Birgitte Ringstad Vartdal: CFO Golden Ocean Management AS
+47 22 01 73 53

Condensed Interim financial information

First Quarter 2015

Index

Consolidated Income Statement

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Condensed Interim financial information

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec

Operating revenues	18,083	20,105	96,715

Operating expenses
Voyage expenses	13,414	1,599	33,955
Ship operating expenses	7,050	3,042	18,676
Administrative expenses	1,152	1,384	5,037
Vessel impairment loss	140,962	-	-
Depreciation	9,818	2,647	19,561
Total operating expenses	172,396	8,672	77,229
Net operating (loss) income	(154,313)	11,433	19,486
Other income (expenses)
Interest income	3	5	29
Interest expense	(1,567)	(564)	(2,525)
Other financial items	(415)	(114)	(737)
Bargain purchase gain arising on consolidation	80,949	-	-
Total other income (expenses)	78,970	(673)	(3,233)
Net (loss) income from continuing operations	(75,343)	10,760	16,253
Net loss from discontinued operations	-	(42)	(258)
Net (loss) income	(75,343)	10,718	15,995

Basic (loss) earnings per share from continuing operations ($)	(0.88)	0.35	0.31
Basic loss per share from discontinued operations ($)	-	-	-
Basic (loss) earnings per share ($)	(0.88)	0.35	0.30

Income on time charter basis ($ per day per vessel)*
Capesize	$3,100	$25,200	$14,600
* Calender days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation, amortization of deferred charges, vessel impairment loss and bargain purchase gain and  is calculated as $(3,612) based on net loss from continuing operations ($75,343), depreciation ($9,818), net interest expense ($1,564), amortization of deferred charges ($336), vessel impairment loss ($140,962) and bargain purchase gain ($80,949).

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2015 Mar 31	2014 Mar 31	2014 Dec 31

ASSETS
Short term
Cash and cash equivalents	185,345	107,469	42,221
Restricted cash	2,448	-	-
Other current assets	138,079	4,740	22,058
Long term
Restricted cash	57,007	15,000	18,923
Vessels, net	1,668,305	260,101	852,665
Newbuildings	302,316	26,900	323,340
Other long term assets	130,539	547	3,533
Total assets	2,484,039	414,757	1,262,740
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt and obligations under capital lease	75,969	-	19,812
Other current liabilities	39,535	6,765	14,967
Long term
Long-term debt and obligations under capital lease	1,063,880	95,000	343,688
Other long term liabilities	434	-	-

Equity	1,304,221	312,992	884,273
Total liabilities and equity	2,484,039	414,757	1,262,740

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(75,343)	10,718	15,995
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation and amortization	10,154	2,764	20,246
Impairment loss on vessels	140,962	-	-
Bargain purchase gain arising on consolidation	(80,949)	-	-
Restricted stock unit expense	167	578	249
Change in operating assets and liabilities	(1,185)	686	(11,626)
Net cash (used in) provided by operating activities	(6,194)	14,746	24,864

INVESTING ACTIVITIES
Placement of restricted cash	(6,532)	-	(3,923)
Additions to newbuildings	(222,554)	(194)	(357,403)
Purchase of vessel	-	-	(24,085)
Cash acquired on purchase of SPCs	108,645	-	68,560
Cash acquired upon merger with the Former Golden Ocean	127,984	-	-
Net cash provided by (used in) investing activities	7,543	(194)	(316,851)

FINANCING ACTIVITIES
Repayment of long-term debt	(3,000)	-	(1,500)
Proceeds from long term debt	148,600	-	270,000
Debt fees paid	(3,825)	-	(3,555)
Distributions to shareholders	-	(5,333)	(28,987)
Net cash provided by (used in) financing activities	141,775	(5,333)	235,958

Net change in cash and cash equivalents	143,124	9,219	(56,029)
Cash and cash equivalents at start of period	42,221	98,250	98,250
Cash and cash equivalents at end of period	185,345	107,469	42,221

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $, except number of shares)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	80,121,550	30,472,061	30,472,061
Shares issued	92,554,087	49,489	49,649,489
Balance at end of period	172,675,637	30,521,550	80,121,550

SHARE CAPITAL
Balance at beginning of period	801	305	305
Shares issued	926	-	496
Balance at end of period	1,727	305	801

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	772,863	183,535	183,535
Shares issued	433,526	-	589,557
Value of vested options held by the Former Golden Ocean shareholders	926	-	-
Restricted stock unit expense	167	166	(229)
Balance at end of period	1,207,482	183,701	772,863

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	111,614	131,520	131,520
Contribution from shareholder	59,746	-	-
Distributions to shareholders	-	(2,534)	(19,906)
Balance at end of period	171,360	128,986	111,614

RETAINED DEFICIT
Balance at beginning of period	(1,005)	(7,919)	(7,919)
Distributions to shareholders	-	(2,799)	(9,081)
Net (loss) income	(75,343)	10,718	15,995
Balance at end of period	(76,348)	-	(1,005)
Total Equity	1,304,221	312,992	884,273

GOLDEN OCEAN GROUP LIMITED
FIRST QUARTER REPORT (UNAUDITED)
NOTES

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.  DESCRIPTION OF THE MERGER

The Company and the Former Golden Ocean entered into a merger agreement pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Company was renamed Golden Ocean Group Limited upon completion of the merger on March 31, 2015. Shareholders in the Former Golden Ocean at the time the merger was completed received shares in the Company as merger consideration. One share in the Former Golden Ocean gave the right to receive 0.13749 shares in the Company, and the Company issued 61.4 million shares (net) to shareholders in the Former Golden Ocean. The merger valued the entire issued share capital of the Former Golden Ocean at $307.2 million at a closing share price of $5.00 on March 31, 2015. Upon the effectiveness of the merger, the convertible bond that was issued by the Former Golden Ocean in January 2014 was converted into a convertible bond of the Company pursuant to the terms of the bond agreement and stock options issued by the Former Golden Ocean were converted into stock options of the Company pursuant to the merger agreement.

4.  ACCOUNTING FOR THE MERGER

The condensed consolidated financial statements have been prepared using the acquisition method of accounting and are based on the historical financial information of Knightsbridge and the Former Golden Ocean. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates and the final acquisition accounting will occur and could have a material impact on these condensed consolidated interim financial statements.

The combination of Knightsbridge and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. The factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Knightsbridge and the Former Golden Ocean, the composition of senior management of the Combined Company and the name of the Combined Company. Management believes that the relative voting rights in the Combined Company and the composition of the board of directors in the Combined Company were the most significant factors in determining Knightsbridge as the accounting acquirer.

The valuation of consideration transferred is based on the number of common shares issued by the Company and the closing share price of $5.00 on March 31, 2015, the completion date of the merger.

The following represents the preliminary purchase price calculation (in thousands):
(number of shares in thousands)
Former Golden Ocean outstanding shares	447,314
Exchange Ratio	0.13749
Shares issued to the Former Golden Ocean shareholders	61,444
Closing price per share on March 31, 2015	$5.00
Value of shares issued to the Former Golden Ocean shareholders	$307,220
Value of vested options held by the Former Golden Ocean shareholders	926
Total estimated purchase price consideration	$308,146

The following represents the calculation of the bargain purchase gain and the allocation of the total purchase price based on management's preliminary valuation (in thousands):

Total estimated purchase price consideration	$308,146
Fair value of net assets acquired and liabilities assumed	389,095
Bargain purchase gain	$(80,949)

Current assets	278,655
Vessels, net	634,647
Vessels held under capital lease	13,591
Newbuildings	12,030
Investments in associated companies	11,038
Available for sale financial assets	6,024
Value of long term time charters, long term portion	83,517
Other long term assets	9,346
Current liabilities	(74,997)
Non-current liabilities	(584,756)
Fair value of net assets acquired and liabilities assumed	389,095

The fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, the Company recognized a bargain purchase gain of $80.9 million in the income statement in the three months ended March 31, 2015.

5.  IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $141.0 million in the three months ended March 31, 2015. This loss relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which the Company has agreed to sell to, and lease back, from Ship Finance. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

6.  VESSELS

In January 2015, the Company took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014. Final installments of $153.0 million, in aggregate, were paid at this time and four tranches of $30.0 million each, or $120.0 million in aggregate, were drawn down from the $420.0 million term loan facility.

In March 2015, the Company took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

7.  NEWBUILDINGS

In March 2015, the Company purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired. This purchase has been accounted for a 'common control' transaction and the 12 SPCs have been recorded at Frontline 2012's historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

See Note 6 above for details of Newbuildings delivered and transferred to Vessels in the three months ended March 31, 2015.

8.  DEBT

In February 2015, an agreement was signed between the Company (as guarantor), various SPCs, (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty years profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin of 2.00%. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

9.  SHARE CAPITAL

In March 2015, the Company issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

In March 2015, the Company issued 31.0 million shares in connection with the purchase of 12 SPCs from Frontline 2012.

Prior to completion of the Merger, the Company had 111,231,678 common shares outstanding. Following completion of the Merger and the issuance of 61.5 million shares to the Former Golden Ocean shareholders, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), the Company has 172,675,637 common shares outstanding (December 31, 2014: 80,121,550).

10.  COMMITMENTS AND CONTINGENCIES

As of March 31, 2015, after completion of the Merger, the Company was committed to make newbuilding installments of $935.5 million with expected payment of $490.8 million in 2015 and $444.7 million in 2016. Subsequent to March 31, 2015, we have reached agreements with several of our yards to delay the delivery dates of 19 newbuildings by 79 months in aggregate. These changes resulted in an increase in newbuilding commitments of $1.1 million such that we are committed to make newbuilding installments of $936.6 million with expected payments of $330.7 million, $471.4 million and $134.5 million in 2015, 2016 and 2017, respectively.

11.  SUBSEQUENT EVENTS

In April 2015, the Company agreed to the sale of two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. Channel Navigator was delivered in May and Channel Alliance is expected to be delivered to the buyer by the end of June 2015. Net cash proceeds are expected to be $16.8 million from which we will repay debt of $14.3 million.

In April 2015, the Company agreed to the sale of four newbuilding Capesize vessels, which were owned by the Company prior to the completion of the Merger and are currently under construction at a Chinese yard. The Company will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to the Company (two in 2015 and two in 2016). The Company will time charter-in three of the vessels for periods between six and twelve months. Sale proceeds of $92.4 million are expected to be received in 2015 and in 2016 ($184.8 million in aggregate). We do not expect to fund these newbuilding vessels with any debt prior to delivery to the new owners.

In April 2015, the Company agreed to a sale and leaseback transaction with Ship Finance International Limited, or Ship Finance, for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by the Company prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and will be sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $192.8 million of the sale proceeds will be used to repay debt. The vessels are expected to be delivered to Ship Finance in the period from June to August 2015, subject to customary closing conditions. The vessels will be time chartered-in by one of the Company's subsidiaries for a period of 10 years. The daily time charter rate will be $17,600 during the first seven years and $14,900 thereafter, of which $7,000 is for operating expenses (including docking costs). In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

In April 2015, the Company received $40.1 million, being the final outstanding amount in relation to the cancellation of newbuilding contracts at Jinhaiwan.

In May 2015, the Company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.

In May 2015, the Company has not declared the optional period on Golden Sakura and expects to redeliver the vessel to her owners during June 2015.